

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 8, 2007

Mr. Michiel Wolfswinkel
Chief Financial Officer
Van der Moolen Holding, N.V.
Keizersgracht 307
1016 ED Amsterdam, The Netherlands

   RE: Form 20-F for the fiscal year ended December 31, 2006
     File No. 1-16731

Dear Mr. Wolfswinkel:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to Lisa Haynes, Staff Accountant at (202) 551-3424.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief